Exhibit 99.1

TELUS CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2008

interim consolidated statements of income and other comprehensive income

(unaudited)

	Three months		Nine months
Periods ended September 30 (millions except per share amounts)	2008	2007	2008	2007
OPERATING REVENUES	$2,449.3	$2,309.9	$7,198.6	$6,743.6
OPERATING EXPENSES
Operations	1,465.4	1,316.5	4,336.4	4,093.4
Restructuring costs (Note 6)	9.8	6.4	21.0	14.3
Depreciation	344.0	332.5	1,033.2	968.5
Amortization of intangible assets	92.1	70.1	244.5	192.2
	1,911.3	1,725.5	5,635.1	5,268.4
OPERATING INCOME	538.0	584.4	1,563.5	1,475.2
Other expense, net	5.6	8.0	24.8	30.3
Financing costs (Note 7)	121.2	86.2	344.9	331.0
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	411.2	490.2	1,193.8	1,113.9
Income taxes (Note 8)	125.1	78.6	348.0	251.6
Non-controlling interests	1.0	1.7	2.7	4.5
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME	285.1	409.9	843.1	857.8
OTHER COMPREHENSIVE INCOME (Note 17(c))
Change in unrealized fair value of derivatives designated as cash flow hedges	4.7	8.5	(5.6)	64.3
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	2.2	(1.1)	(1.7)	(4.9)
Change in unrealized fair value of available-for-sale financial assets	(5.6)	(0.2)	(2.1)	(0.3)
	1.3	7.2	(9.4)	59.1
COMPREHENSIVE INCOME	$286.4	$417.1	$833.7	$916.9
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 9)
– Basic	$0.89	$1.24	$2.62	$2.57
– Diluted	$0.89	$1.23	$2.61	$2.55
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.45	$0.375	$1.35	$1.125
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
– Basic	319.3	330.1	321.3	333.5
– Diluted	320.3	332.8	322.6	336.2

The accompanying notes are an integral part of these interim consolidated financial statements interim consolidated statements of retained earnings and accumulated other comprehensive income (loss)

(unaudited)

Nine-month periods ended September 30	2008			2007
(millions)	Retained earnings	Accumulated other comprehensive income (loss)	Total	Retained earnings	Accumulated other comprehensive income (loss)	Total
BALANCE AT BEGINNING OF PERIOD	$1,457.5	$(103.5)	$1,354.0	$1,200.0	$(177.7)	$1,022.3
Income	843.1	(9.4)	833.7	857.8	59.1	916.9
	2,300.6	(112.9)	2,187.7	2,057.8	(118.6)	1,939.2
Common Share and Non-Voting Share dividends paid, or payable, in cash	(433.1)	—	(433.1)	(374.3)	—	(374.3)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital (Note 17(f))	(140.9)	—	(140.9)	(400.0)	—	(400.0)
Other	—	—	—	3.7	—	3.7
BALANCE AT END OF PERIOD (Note 17)	$1,726.6	$(112.9)	$1,613.7	$1,287.2	$(118.6)	$1,168.6

The accompanying notes are an integral part of these interim consolidated financial statements interim consolidated balance sheets

(unaudited)

As at (millions)	September 30, 2008	December 31, 2007
ASSETS
Current Assets
Cash and temporary investments, net	$35.9	$19.9
Short-term investments	—	42.4
Accounts receivable (Notes 12, 19(b))	954.2	710.9
Income and other taxes receivable	69.0	120.9
Inventories (Note 19(b))	276.0	243.3
Prepaid expenses and other (Note 19(b))	238.9	199.5
Derivative assets (Note 4(h))	8.6	3.8
	1,582.6	1,340.7
Capital Assets, Net (Note 13)
Property, plant, equipment and other	7,171.2	7,196.1
Intangible assets subject to amortization	1,280.6	959.4
Intangible assets with indefinite lives	2,966.5	2,966.5
	11,418.3	11,122.0
Other Assets
Payment for advanced wireless services spectrum licences (Note 13(c))	881.6	—
Deferred charges (Note 19(b))	1,473.2	1,318.0
Investments	21.0	38.9
Goodwill (Note 14)	3,543.8	3,168.0
	5,919.6	4,524.9
	$18,920.5	$16,987.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 19(b))	$1,470.2	$1,476.6
Income and other taxes payable	12.5	7.3
Restructuring accounts payable and accrued liabilities (Note 6)	20.8	34.9
Dividends payable	143.6	—
Advance billings and customer deposits (Note 19(b))	643.3	631.6
Current maturities of long-term debt (Note 16)	4.6	5.4
Current portion of derivative liabilities (Note 4(h))	61.5	26.6
Current portion of future income taxes	725.6	503.6
	3,082.1	2,686.0
Long-Term Debt (Note 16)	6,033.4	4,583.5
Other Long-Term Liabilities (Note 19(b))	1,588.0	1,717.9
Future Income Taxes	1,128.8	1,048.1
Non-Controlling Interests	21.9	25.9
Shareholders’ Equity (Note 17)	7,066.3	6,926.2
	$18,920.5	$16,987.6

Commitments and Contingent Liabilities (Note 18)

The accompanying notes are an integral part of these interim consolidated financial statements interim consolidated statements of cash flows

(unaudited)

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income	$285.1	$409.9	$843.1	$857.8
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	436.1	402.6	1,277.7	1,160.7
Future income taxes	113.5	222.7	290.4	393.4
Share-based compensation (Note 10(a))	8.4	(3.3)	24.8	126.4
Net employee defined benefit plans expense	(25.3)	(24.0)	(74.8)	(69.0)
Employer contributions to employee defined benefit plans	(26.6)	(18.9)	(77.9)	(67.5)
Restructuring costs, net of cash payments (Note 6)	(9.4)	3.3	(14.1)	(21.0)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	0.3	5.9	(5.3)	1.1
Net change in non-cash working capital (Note 19(c))	204.0	(166.4)	(191.6)	(27.6)
Cash provided by operating activities	986.1	831.8	2,072.3	2,354.3
INVESTING ACTIVITIES
Capital expenditures excluding advance wireless services spectrum licences (Notes 5, 13)	(472.3)	(434.1)	(1,227.6)	(1,297.8)
Payment for advanced wireless services spectrum licences (Note 13(c))	(881.6)	—	(881.6)	—
Acquisitions (Note 14)	(4.5)	—	(695.8)	—
Proceeds from the sale of property and other assets	9.3	4.1	12.6	5.4
Change in non-current materials and supplies, purchase of investments and other	(3.6)	—	2.6	(7.7)
Cash used by investing activities	(1,352.7)	(430.0)	(2,789.8)	(1,300.1)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	0.1	0.1	0.4	0.7
Dividends to shareholders	—	—	(289.5)	(250.9)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 17(f))	(75.1)	(232.2)	(274.3)	(602.4)
Long-term debt issued (Notes 16, 19(c))	2,970.5	2,682.5	9,544.8	4,774.1
Redemptions and repayment of long-term debt (Notes 16, 19(c))	(2,538.7)	(2,853.4)	(8,243.3)	(4,958.0)
Dividends paid by a subsidiary to non-controlling interests	—	—	(4.6)	(4.3)
Other	—	—	—	(0.9)
Cash provided (used) by financing activities	356.8	(403.0)	733.5	(1,041.7)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(9.8)	(1.2)	16.0	12.5
Cash and temporary investments, net, beginning of period	45.7	2.2	19.9	(11.5)
Cash and temporary investments, net, end of period	$35.9	$1.0	$35.9	$1.0
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 19(c))	$(43.1)	$(41.1)	$(263.9)	$(283.2)
Interest received	$0.4	$1.4	$2.4	$8.9
Income taxes (inclusive of Investment Tax Credits (Note 8)) (paid) received, net	$(1.7)	$(1.7)	$(8.3)	$0.9

The accompanying notes are an integral part of these interim consolidated financial statements notes to interim consolidated financial statements

(unaudited)

SEPTEMBER 30, 2008

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to consolidated financial statements	Page	Description
General application
1. Interim financial statements	7	Summary explanation of basis of presentation of interim consolidated financial statements
2. Accounting policy developments	7	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3. Capital structure financial policies	8	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4. Financial instruments	10	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5. Segmented information	17	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision maker
6. Restructuring costs	19	Summary continuity schedule and review of restructuring costs
7. Financing costs	19	Summary schedule of items comprising financing costs by nature
8. Income taxes	20	Summary reconciliations of statutory rate income tax expense to provision for income taxes
9. Per share amounts	20	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
10. Share-based compensation	21	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
11. Employee future benefits	23	Summary and review of employee future benefits and related disclosures
Consolidated financial position focused
12. Accounts receivable	24	Summary schedule and review of arm’s-length securitization trust transactions and related disclosures
13. Capital assets	25	Summary schedule of items comprising capital assets
14. Goodwill	26	Summary schedule of goodwill and review of reported fiscal year acquisitions from which goodwill arose and summary disclosure of acquisitions
15. Short-term obligations	28	Summary review of bilateral bank facilities
16. Long-term debt	29	Summary schedule of long-term debt and related disclosures
17. Shareholders’ equity	31

Summary schedules and review of shareholders’ equity and changes therein including details of other comprehensive income, accumulated other comprehensive income, share option price stratification and normal course issuer bid summaries

18. Commitments and contingent liabilities	37	Summary review of contingent liabilities, guarantees, claims and lawsuits
Other
19. Additional financial information	40	Summary schedules of items comprising certain primary financial statement line items
20. Differences between Canadian and United States generally accepted accounting principles	42	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Company

notes to interim consolidated financial statements	(unaudited)

1                  interim financial statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2007. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2007, other than as set out in Note 2, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently. Accordingly, these interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) that are, in the opinion of the Company, necessary for a fair statement of the results for the interim periods presented.

The terms “TELUS” or “Company” are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

2                  accounting policy developments

(a)          Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company has selected for adoption.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. As illustrated in Note 2(b)-(d), the first convergence method may, or will, result in the Company either having the option to, or being required to, effectively, changeover certain accounting policies to IFRS-IASB prior to 2011. As discussed further in Note 20(g), the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

The International Accounting Standards Board’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form.

In August 2008, the United States Securities and Exchange Commission issued a proposed “road map” that would permit certain United States reporting issuers to use IFRS-IASB in their filings. This proposal is a significant development as it contemplates mandatory usage of IFRS-IASB by all United States reporting issuers as early as 2014. It is not possible to currently assess the impact, if any, this proposal will have on the International Accounting Standards Board’s work plan.

The Company is in the process of assessing the impacts on itself of the Canadian convergence initiative. There are several phases that the Company will have to complete on the path to changing over to IFRS-IASB:

•                  The initial impact assessment and scoping phase includes the identification of significant differences between existing Canadian GAAP and IFRS-IASB as relevant to the Company’s specific instance.

•                  The following key elements phase includes the identification, evaluation and selection of accounting policies necessary for the Company to changeover to IFRS-IASB. As well, this phase includes other operational elements such as information technology, internal control over financial reporting and training.

•                  The subsequent embedding phase will integrate the solutions into the Company’s underlying financial system and processes that are necessary for the Company to changeover to IFRS-IASB.

The Company is required to qualitatively disclose its changeover impacts in conjunction with its 2008 and 2009 financial reporting. As activities progress, the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences is expected to increase.

In the fiscal year immediately prior to the fiscal year in which the Company commences reporting under IFRS-IASB, the Company will, effectively, have to maintain two parallel books of account: one set of books of account will be prepared using the contemporary version of Canadian GAAP and would be used for contemporaneous reporting; one set of books

notes to interim consolidated financial statements	(unaudited)

of account will be prepared using contemporary IFRS-IASB and would be used for reporting of comparative amounts for the first fiscal year subsequent to when the Company’s changeover to IFRS-IASB occurs.

Initial impact assessment and scoping phase – status: Based upon the current state of IFRS-IASB, this phase identified a modest number of topics possibly impacting either the Company’s financial results and/or the Company’s effort necessary to changeover to IFRS-IASB. The IASB has activities currently underway which may, or will, change IFRS-IASB and such change may, or will, impact the Company; the Company will assess any such change as a component of its key elements phase.

Key elements phase – status: Currently underway are the identification, evaluation and selection of accounting policies necessary for the Company to changeover to IFRS-IASB; consideration of impacts on operational elements such as information technology and internal control over financial reporting are integral to this process. Targeted training activities, which leveraged both internal and external resources, occurred during the current reporting period.

Although its impact assessment activities are underway and progressing according to plan, continued progress is necessary before the Company can prudently increase the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences.

(b)          Financial instruments – disclosure; presentation

As an activity consistent with Canadian GAAP being evolved and converged with IFRS-IASB, the previously existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures apply to the Company. As set out in Note 4, the new recommendations result in incremental disclosures, relative to those previously, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The transitional provisions provide that certain of the incremental disclosures need not be provided on a comparative basis in the year of adoption.

(c)          Inventories

Commencing with the Company’s 2008 fiscal year, the new, IFRS-IASB-converged recommendations of the CICA for accounting for inventories (CICA Handbook Section 3031) apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company’s results of operations and financial position are not materially affected by the new recommendations.

(d)          Goodwill and intangible assets

As an activity consistent with Canadian GAAP being evolved and converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets will apply to the Company.  The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets. The Company’s results of operations and financial position are not expected to be materially affected by the new recommendations.

3                  capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

notes to interim consolidated financial statements	(unaudited)

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization – excluding restructuring costs (“EBITDA – excluding restructuring costs”); and dividend payout ratio of sustainable net earnings.

Net debt to EBITDA – excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA – excluding restructuring costs. Net debt is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA – excluding restructuring costs is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of EBITDA – excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

Dividend payout ratio of sustainable net earnings is calculated as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the twelve-month trailing period excluding tax-related adjustments and the income statement impacts of the share options with the net-cash settlement feature, which are discussed further in Note 10(b).

During 2008, the Company’s strategy, which was unchanged from 2007, was to maintain the financial policies and guidelines set out in the following schedule. The Company believes that these financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended, September 30 ($ in millions)	Policies and guidelines	2008	2007
Components of debt and coverage ratios
Net debt(1)		$7,186.7	$6,121.4
EBITDA – excluding restructuring costs(2)		$3,821.7	$3,542.4
Net interest cost(3)		$454.0	$464.6
Debt ratio
Net debt to EBITDA – excluding restructuring costs	1.5 – 2.0	1.9	1.7
Coverage ratios
Interest coverage on long-term debt(4)		4.4	4.0
EBITDA – excluding restructuring costs interest coverage(5)		8.4	7.6
Other measure
Dividend payout ratio of sustainable net earnings	45 – 55%	54%	47%

(1)             Net debt is calculated as follows:

	2008	2007
Long-term debt (Note 16)	$6,038.0	$4,502.6
Debt issuance costs netted against long-term debt	29.6	31.5
Derivative liabilities, net	1,045.0	1,201.5
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. Dollar denominated debt	(140.0)	(163.2)
Cash and temporary investments, net	(35.9)	(1.0)
Cumulative proceeds from accounts receivable securitization (Note 12)	250.0	550.0
Net debt	$7,186.7	$6,121.4

(2)             EBITDA – excluding restructuring costs is calculated as follows:

	2008				2007
	Period-to-date: add (deduct)				Period-to-date: add (deduct)
	Comparative quarter	Prior fiscal year	Current quarter	Total	Comparative quarter	Prior fiscal year	Current quarter	Total
EBITDA (Note 5)	$(2,635.9)	$3,589.3	$2,841.2	$3,794.6	$(2,730.7)	$3,615.0	$2,635.9	$3,520.2
Restructuring costs (Note 6)	(14.3)	20.4	21.0	27.1	(59.9)	67.8	14.3	22.2
EBITDA – excluding restructuring costs	$(2,650.2)	$3,609.7	$2,862.2	$3,821.7	$(2,790.6)	$3,682.8	$2,650.2	$3,542.4

(3)             Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt are included in net interest cost).

(4)             Interest coverage on long-term debt is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt).

(5)             EBITDA – excluding restructuring costs interest coverage is defined as EBITDA – excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

notes to interim consolidated financial statements	(unaudited)

The net debt to EBITDA – excluding restructuring costs ratio increased 0.2 as increased net debt was partly offset by increased twelve-month trailing EBITDA – excluding restructuring costs. When compared to one-year earlier, the interest coverage on long-term debt had an increase of 0.4 as a result of a 0.2 increase due to a lower interest expense and a 0.2 increase due to higher income before income taxes and interest expense. The EBITDA – excluding restructuring costs interest coverage ratio had an increase of 0.8 as a result of a 0.6 increase due to higher EBITDA – excluding restructuring costs and a 0.2 increase due to lower net interest costs.

4                  financial instruments

(a)          Risks – overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position and sets criteria for the credit-worthiness of the transaction counterparties.

(b)          Credit risk

Excluding credit risk arising from currency swaps settled on a gross basis (see Note 4(c)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at (millions)	September 30, 2008	December 31, 2007
Cash and temporary investments	$35.9	$19.9
Accounts receivable	954.2	710.9
Derivative assets	8.6	3.8
	$998.7	$734.6

Cash and temporary investments: Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable: Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Balance Sheets. The weighted average life of customer accounts receivable is 29 days (December 31, 2007 – 29 days); the weighted average life of past due customer accounts receivable is 65 days (December 31, 2007 –

notes to interim consolidated financial statements	(unaudited)

63 days). No interest is charged on customer accounts which are current. Thereafter, interest is charged at a regulatory-based rate on non-forborne Wireline segment outstanding balances and a market rate on forborne Wireline segment and Wireless segment outstanding balances.

As at (millions)	September 30, 2008	December 31, 2007
Customer accounts receivable net of allowance for doubtful accounts
Current	$522.4	$374.9
30-60 days past billing date	112.0	91.4
61-90 days past billing date	41.2	32.8
Greater than 90 days past billing date	47.1	29.3
	$722.7	$528.4
Customer accounts receivable (Note 19(b))	$786.7	$591.2
Allowance for doubtful accounts	(64.0)	(62.8)
	$722.7	$528.4

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write-off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically-derived allowance basis for the remainder. No customer accounts receivable are written-off directly to the provision for doubtful accounts.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Balance, beginning of period	$65.3	$61.3	$62.8	$54.8
Additions (provision for doubtful accounts)	15.2	11.4	49.5	42.7
Net use	(16.5)	(7.6)	(48.3)	(32.4)
Balance, end of period	$64.0	$65.1	$64.0	$65.1

Derivative assets (and derivative liabilities): Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote.

(c)          Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities. As disclosed in Note 16(e), the Company has significant debt maturities in future years. The Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can offer $2.5 billion (December 31, 2007 – $3.0 billion) of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

notes to interim consolidated financial statements	(unaudited)

The Company’s undiscounted financial liability contractual maturities, which include interest thereon (where applicable), are as follows:

	Non-derivative			Derivative
	Non-interest	Long-term debt (see Note 16)				Other financial liabilities
As at September 30,	bearing financial	All except capital	Capital	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
2008 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2008
Fourth quarter	$929.7	$148.3	$1.1	$(81.8)	$125.3	$63.7	$(135.7)	$127.4	$1,178.0
2009	313.8	389.3	3.0	(163.7)	250.6	10.2	(50.8)	50.2	802.6
2010	5.2	465.5	1.7	(163.7)	250.6	4.5	—	—	563.8
2011	0.2	2,345.8	0.7	(2,130.4)	3,075.7	—	—	—	3,292.0
2012	0.2	1,882.5	0.4	—	—	—	—	—	1,883.1
Thereafter	1.2	3,146.1	0.1	—	—	—	—	—	3,147.4
Total	$1,250.3	$8,377.5	$7.0	$(2,539.6)	$3,702.2	$78.4	$(186.5)	$177.6	$10,866.9

(1)             Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facility have been calculated based upon the rates in effect as at September 30, 2008.

(2)             The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. Dollar denominated long-term debt, and the corresponding amounts included in the long-term debt “currency swaps” receive column, have been determined based upon balance sheet date exchange rates. The U.S. Dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt “currency swaps” pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements (see Note 16(b)).

(d)          Currency risk

The Company’s functional currency is the Canadian Dollar, but it regularly transacts in U.S. Dollars due to certain routine revenues and operating costs being denominated in U.S. Dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. Dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. Dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. Dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity, as set out in Note 16(b).

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities (Note 15), which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facility (Note 16(c)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but, absent early redemption and/or foreign exchange rate fluctuations, future cash flows do not. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but cash flows representing interest payments may be if the commercial paper is “rolled over”.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, future cash flows do not change due to changes in market interest rates.

notes to interim consolidated financial statements	(unaudited)

(f)            Other price risk

Short-term investments:  If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments: The Company is exposed to equity price risks arising from investments accounted for using the cost method. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives: The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 10(b)) and fix the Company’s cost associated with its restricted stock units (Note 10(c)).

(g)         Market risk

Net income and other comprehensive income for the nine-month period ended September 30, 2008, could have varied if the Canadian Dollar: U.S. Dollar foreign exchange rates, market interest rates and the Company’s Non-Voting Share prices varied by reasonably possible amounts from their actual balance sheet date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon the hypothetical change taking place at the current balance sheet date. The U.S. Dollar denominated balances and derivative financial instrument notional amounts as at the balance sheet date have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon the hypothetical change taking place at the beginning of the fiscal year and being held constant through to the current balance sheet date. The relevant current balance sheet date principal and notional amounts have been used in the calculations.

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon the hypothetical change taking place at the current balance sheet date. The relevant current balance sheet date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax provisions, which are reflected net in the sensitivity analysis, reflect the applicable basic blended federal and provincial statutory income tax rates for the period.

	Reasonably possible changes in market risks(1)
	Cdn. $ : U.S.$ exchange rate	Market interest rate	Non-Voting Share price(2)
Nine-month period ended September 30, 2008 ($in millions)	10%	25 basis points	25%(3)
Net income	$4.2	$2.2	$4.2
Other comprehensive income	$26.6	$4.6	$6.4

(1)             These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased amount, and unfavourable hypothetical changes in the assumptions result in a decreased amount, of net income and/or other comprehensive income. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear.

In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian Dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that beneficial changes in exchange rates and market interest rates would be realized by the Company and that non-beneficial changes in exchange rates and market interest rates would be passed on to the Company’s customers; in reality, the competitive marketplace in which the Company operates would impact these assumptions.

No provision has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)             The hypothetical effects of changes in the price of the Company’s Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items which are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(3)             To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.5 year data period and calculated on a monthly-basis, which is consistent with the current assumptions and methodology set out in Note 10(b), the volatility of the Company’s Non-Voting Shares as at September 30, 2008, was 26.2%; reflecting the nine-month data period ended September 30, 2008, the volatility was 34.3%.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in Note 4(f). Changes in the Company’s Common Share price would not have materially affected the Company’s net income or its other comprehensive income.

notes to interim consolidated financial statements	(unaudited)

(h)         Fair values

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The fair values of the Company’s long-term debt are based on quoted market prices. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the balance sheet dates).

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table:

		Fair value measurements at reporting date using
	Carrying	Quoted prices in active markets for identical items	Significant other observable inputs	Significant unobservable inputs
As at September 30, 2008 (millions)	value	(“Level 1”)	(“Level 2”)	(“Level 3”)
Assets
Long-term investments(1)	$0.2	$0.2	$—	$—
Foreign exchange derivatives	8.6	8.6	—	—
	$8.8	$8.8	$—	$—
Liabilities
Foreign exchange derivatives	$1.0	$1.0	$—	$—
Share-based compensation derivatives	73.1	—	73.1	—
Cross currency interest rate swap derivatives	1,045.0	—	1,045.0	—
	$1,119.1	$1.0	$1,118.1	$—

(1)             The carrying value for long-term investments presented in this schedule excludes $20.8 of investments in securities which do not have quoted market prices in an active market.

The Company’s non-derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition and its long-term debt, which is measured at amortized cost, are as set out in the following table.

	September 30, 2008		December 31, 2007
As at (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Short-term investments designated as held for trading upon initial recognition	$—	$—	$42.4	$42.4
Long-term investments designated as available-for-sale upon initial recognition(1)	$0.2	$0.2	$13.8	$13.8
Long-term debt	$6,038.0	$6,296.1	$4,588.9	$4,960.3

(1)             The carrying value for long-term investments presented in this schedule excludes $20.8 (December 31, 2007 — $25.1) of investments in securities which do not have quoted market prices in an active market.

The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

notes to interim consolidated financial statements	(unaudited)

	September 30, 2008				December 31, 2007
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. Dollar transactions to which hedge accounting is not applied
- Revenues	2008	$—	$—	$—	$22.3	$0.7	$0.7
- Purchases	2009	$59.3	3.3	3.3	$24.8	0.7	0.7
Derivatives(1) designated as held for hedging(2) upon initial recognition used to manage
- Currency risks arising from U.S. Dollar denominated purchases	2009	$96.7	5.3	5.3	$44.4	0.2	0.2
- Changes in share-based compensation costs (Note 10(c))	2008	$—	—	—	$26.6	2.2	—
			8.6			3.8
Less: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			—			(2.2)
			$8.6	$8.6		$1.6	$1.6
Current Liabilities
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. Dollar transactions to which hedge accounting is not applied
- Revenues	2009	$21.6	$1.0	$1.0	$—	$—	$—
- Purchases	2008	$—	—	—	$30.2	0.5	0.5
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 10(b))	2012	$200.7	56.7	56.8	$220.4	26.1	26.9
- Hedging (Note 10(c))	2008	$26.6	3.8	6.8	$—	—	—
			61.5			26.6
Add: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 10(b))			0.1			0.8
- Hedging (Note 10(c))			3.0			—
			$64.6	$64.6		$27.4	$27.4

notes to interim consolidated financial statements	(unaudited)

	September 30, 2008				December 31, 2007
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Other Long-Term Liabilities
Derivatives used to manage changes in share-based compensation costs and classified as held for hedging(1)(2) (Note 10(c))	2010	$54.3	$12.6	$14.7	$22.6	$3.6	$4.4
Derivatives(1) classified as held for hedging(2) and used to manage interest rate and currency risks associated with U.S. Dollar denominated debt (Note 16(b))	2011	$2,950.5	1,045.0	1,073.9	$2,950.5	1,179.5	1,187.7
			1,057.6			1,183.1
Add: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			2.1			0.8
Add: Interest payable in respect of derivatives classified as held for hedging and used to manage interest rate and currency risks associated with U.S. Dollar denominated debt			28.9			8.2
			$1,088.6	$1,088.6		$1,192.1	$1,192.1

(1)             Designated as cash flow hedging items.

(2)             Hedge accounting is applied to derivatives that are designated as held for hedging.

notes to interim consolidated financial statements	(unaudited)

5                  segmented information

The Company’s reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision maker).

Three-month periods ended September 30	Wireline		Wireless		Eliminations		Consolidated
(millions)	2008	2007	2008	2007	2008	2007	2008	2007
Operating revenues
External revenue	$1,247.5	$1,204.6	$1,201.8	$1,105.3	$—	$—	$2,449.3	$2,309.9
Intersegment revenue	33.8	29.7	6.8	7.0	(40.6)	(36.7)	—	—
	1,281.3	1,234.3	1,208.6	1,112.3	(40.6)	(36.7)	2,449.3	2,309.9
Operating expenses
Operations expense	823.8	761.6	682.2	591.6	(40.6)	(36.7)	1,465.4	1,316.5
Restructuring costs	8.7	6.4	1.1	—	—	—	9.8	6.4
	832.5	768.0	683.3	591.6	(40.6)	(36.7)	1,475.2	1,322.9
EBITDA(1)	$448.8	$466.3	$525.3	$520.7	$—	$—	$974.1	$987.0
CAPEX(2)	$340.0	$302.6	$132.3	$131.5	$—	$—	$472.3	$434.1
EBITDA less CAPEX	$108.8	$163.7	$393.0	$389.2	$—	$—	$501.8	$552.9
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	823.2	771.1	682.5	589.3	(40.6)	(36.7)	1,465.1	1,323.7
Restructuring costs	8.7	6.4	1.1	—	—	—	9.8	6.4
	831.9	777.5	683.6	589.3	(40.6)	(36.7)	1,474.9	1,330.1
EBITDA (as adjusted)(3)	$449.4	$456.8	$525.0	$523.0	$—	$—	$974.4	$979.8
CAPEX(2)	$340.0	$302.6	$132.3	$131.5	$—	$—	$472.3	$434.1
EBITDA (as adjusted) less CAPEX	$109.4	$154.2	$392.7	$391.5	$—	$—	$502.1	$545.7
					EBITDA (as adjusted)(from above)		$974.4	$979.8
					Incremental charge(3)		0.3	(7.2)
					EBITDA (from above)		974.1	987.0
					Depreciation		344.0	332.5
					Amortization		92.1	70.1
					Operating income		538.0	584.4
					Other expense, net		5.6	8.0
					Financing costs		121.2	86.2
					Income before income taxes and non-controlling interests		411.2	490.2
					Income taxes		125.1	78.6
					Non-controlling interests		1.0	1.7
					Net income		$285.1	$409.9

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (“CAPEX”).

(3)             Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature (see Note 10(b)); such amendment resulted in an incremental charge to (recovery from) operations of $0.3 (2007 - $(7.2)) and did not result in an immediate cash outflow (inflow). In respect of 2008 and 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

notes to interim consolidated financial statements	(unaudited)

Nine-month periods ended September 30	Wireline		Wireless		Eliminations		Consolidated
(millions)	2008	2007	2008	2007	2008	2007	2008	2007
Operating revenues
External revenue	$3,754.4	$3,590.3	$3,444.2	$3,153.3	$—	$—	$7,198.6	$6,743.6
Intersegment revenue	96.9	83.5	21.0	20.0	(117.9)	(103.5)	—	—
	3,851.3	3,673.8	3,465.2	3,173.3	(117.9)	(103.5)	7,198.6	6,743.6
Operating expenses
Operations expense	2,503.7	2,439.1	1,950.6	1,757.8	(117.9)	(103.5)	4,336.4	4,093.4
Restructuring costs	19.3	13.6	1.7	0.7	—	—	21.0	14.3
	2,523.0	2,452.7	1,952.3	1,758.5	(117.9)	(103.5)	4,357.4	4,107.7
EBITDA(1)	$1,328.3	$1,221.1	$1,512.9	$1,414.8	$—	$—	$2,841.2	$2,635.9
CAPEX(2)	$916.1	$882.0	$311.5	$415.8	$—	$—	$1,227.6	$1,297.8
EBITDA less CAPEX	$412.2	$339.1	$1,201.4	$999.0	$—	$—	$1,613.6	$1,338.1
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	2,503.8	2,295.5	1,950.3	1,733.3	(117.9)	(103.5)	4,336.2	3,925.3
Restructuring costs	19.3	13.6	1.7	0.7	—	—	21.0	14.3
	2,523.1	2,309.1	1,952.0	1,734.0	(117.9)	(103.5)	4,357.2	3,939.6
EBITDA (as adjusted)(3)	$1,328.2	$1,364.7	$1,513.2	$1,439.3	$—	$—	$2,841.4	$2,804.0
CAPEX(2)	$916.1	$882.0	$311.5	$415.8	$—	$—	$1,227.6	$1,297.8
EBITDA (as adjusted) less CAPEX	$412.1	$482.7	$1,201.7	$1,023.5	$—	$—	$1,613.8	$1,506.2
					EBITDA (as adjusted)(from above)		$2,841.4	$2,804.0
					Incremental charge(3)		0.2	168.1
					EBITDA (from above)		2,841.2	2,635.9
					Depreciation		1,033.2	968.5
					Amortization		244.5	192.2
					Operating income		1,563.5	1,475.2
					Other expense, net		24.8	30.3
					Financing costs		344.9	331.0
					Income before income taxes and non-controlling interests		1,193.8	1,113.9
					Income taxes		348.0	251.6
					Non-controlling interests		2.7	4.5
					Net income		$843.1	$857.8

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (“CAPEX”).

(3)             Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature (see Note 10(b)); such amendment resulted in an incremental charge to operations of $0.2 (2007 - $168.1) and did not result in an immediate cash outflow. In respect of 2008 and 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

notes to interim consolidated financial statements	(unaudited)

6                  restructuring costs

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Restructuring costs
Workforce
Voluntary	$2.4	$2.6	$5.9	$3.7
Involuntary	7.3	3.1	14.8	8.8
Other	0.1	0.7	0.3	1.8
	9.8	6.4	21.0	14.3
Disbursements
Workforce
Voluntary	14.5	—	18.8	14.1
Involuntary and other	4.6	3.0	15.4	19.8
Other	0.1	0.1	0.9	1.4
	19.2	3.1	35.1	35.3
Expenses greater than (less than) disbursements	(9.4)	3.3	(14.1)	(21.0)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	30.2	28.8	34.9	53.1
Balance, end of period	$20.8	$32.1	$20.8	$32.1

In 2008, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives were aimed to improve the Company’s operating productivity and competitiveness. The Company’s estimate of restructuring costs in 2008 is approximately $50 million.

7                  financing costs

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Interest on long-term debt	$119.0	$108.2	$346.5	$353.9
Interest on short-term obligations and other	5.6	0.6	6.5	1.0
Foreign exchange(1)	(1.8)	3.5	(1.3)	11.1
	122.8	112.3	351.7	366.0
Capitalized interest during construction	(0.2)	—	(2.8)	—
	122.6	112.3	348.9	366.0
Interest income
Interest on tax refunds	(0.1)	(25.3)	(0.4)	(25.5)
Other interest income	(1.3)	(0.8)	(3.6)	(9.5)
	(1.4)	(26.1)	(4.0)	(35.0)
	$121.2	$86.2	$344.9	$331.0

(1)             For the three-month and nine-month periods ended September 30, 2008, these amounts include losses (gains) of $0.1 (2007 – $(0.2)) and $0.2 (2007 – $(0.5)), respectively, in respect of cash flow hedge ineffectiveness.

notes to interim consolidated financial statements	(unaudited)

8                  income taxes

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Current	$11.6	$(144.1)	$57.6	$(141.8)
Future	113.5	222.7	290.4	393.4
	$125.1	$78.6	$348.0	$251.6

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended September 30 ($ in millions)	2008		2007
Basic blended federal and provincial tax at statutory income tax rates	$128.3	31.2%	$164.6	33.6%
Revaluation of future income tax liability to reflect future statutory income tax rates	(5.7)		(8.6)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(0.3)		(76.3)
Share option award compensation	1.3		1.1
Other	1.5		(2.2)
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$125.1	30.4%	$78.6	16.0%

Nine-month periods ended September 30 ($ in millions)	2008		2007
Basic blended federal and provincial tax at statutory income tax rates	$370.1	31.0%	$373.8	33.6%
Revaluation of future income tax liability to reflect future statutory income tax rates	(31.8)		(36.5)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(0.8)		(76.3)
Share option award compensation	4.2		(5.4)
Other	6.3		(4.0)
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$348.0	29.2%	$251.6	22.6%

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and nine-month periods ended September 30, 2008, the Company recorded Investment Tax Credits of $1.8 million (2007 – $NIL) and $2.6 million (2007 – $10.6 million), respectively, $0.5 million (2007 – $NIL) and $0.6 million (2007 – $9.2 million), respectively, of which was recorded as a reduction of capital and the balance of which was recorded as a reduction of Operations expense.

9                  per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equalled diluted Common Share and Non-Voting Share income for all periods presented.

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Basic total weighted average Common Shares and Non-Voting Shares outstanding	319.3	330.1	321.3	333.5
Effect of dilutive securities
Exercise of share option awards	1.0	2.7	1.3	2.7
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	320.3	332.8	322.6	336.2

For the three-month and nine-month periods ended September 30, 2008, certain outstanding share option awards, in the amount of 6.2 million (2007 – 1.3 million) and 6.1 million (2007 – 0.3 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

notes to interim consolidated financial statements	(unaudited)

10            share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as “Operations expense” and the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2008			2007
Three-month periods ended September 30 (millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$4.4	$(3.1)	$1.3	$(4.1)	$(6.8)	$(10.9)
Restricted stock units	7.4	(0.3)	7.1	7.8	(0.2)	7.6
Employee share purchase plan	9.8	(9.8)	—	9.2	(9.2)	—
	$21.6	$(13.2)	$8.4	$12.9	$(16.2)	$(3.3)

(1)             For the three-month period ended September 30, 2008, the expense (recovery) arising from share options with the net-cash settlement feature, net of hedging effects, was $0.3 (2007 – $(7.3)).

	2008			2007
Nine-month periods ended September 30 (millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$13.3	$(11.4)	$1.9	$179.1	$(74.1)	$105.0
Restricted stock units	25.2	(2.3)	22.9	23.7	(2.3)	21.4
Employee share purchase plan	28.3	(28.3)	—	26.9	(26.9)	—
	$66.8	$(42.0)	$24.8	$229.7	$(103.3)	$126.4

(1)             For the nine-month period ended September 30, 2008, the expense arising from share options with the net-cash settlement feature, net of hedging effects, was $0.2 (2007 – $168.3).

For the three-month and nine-month periods ended September 30, 2008, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $2.2 million (2007 – cash inflows of $1.1 million) and $5.6 million (2007 – cash inflows of $10.0 million), respectively. For the three-month and nine-month periods ended September 30, 2008, the income tax benefit arising from share-based compensation was $5.4 million (2007 – $3.3 million) and $16.6 million (2007 – $81.0 million), respectively; as disclosed in Note 8, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

	Three months		Nine months
Periods ended September 30	2008	2007	2008	2007
Share option award fair value (per share option)	$5.96	$11.46	$7.13	$12.46
Risk free interest rate	3.2%	4.5%	3.6%	4.1%
Expected lives(1) (years)	4.5	4.6	4.5	4.5
Expected volatility	25.5%	24.6%	24.3%	26.4%
Dividend yield	4.7%	2.8%	4.1%	2.6%

(1)    The maximum contractual term of the share option awards granted in 2008 and 2007 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant

notes to interim consolidated financial statements	(unaudited)

divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Some share option awards have a net-equity settlement feature. As discussed further in Note 17(e), it is at the Company’s option whether the exercise of a share option is settled as a share option or using the net-equity settlement feature. So as to align with the accounting treatment that is afforded to the associated share options, the Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature.

Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

	Affected share option awards granted for
As at September 30, 2008 ($ per affected outstanding share option	Common Shares	Non-Voting Shares		Total
award)	prior to 2002		after 2001
Weighted average exercise price	$35.65	$30.43	$21.72	$27.05
Weighted average grant date fair value	—	—	6.69	3.11
	35.65	30.43	28.41	30.16
Weighted average incremental share-based compensation award expense arising from net-cash settlement feature	18.61	24.72	26.74	24.88
Exercise date fair value capped by cash-settled equity swap agreement	$54.26	$55.15	$55.15	$55.04
Affected share option awards outstanding	432,992	1,371,583	1,568,102	3,372,677

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The vesting method, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

	Three months			Nine months
	Number of restricted stock units		Weighted average grant date	Number of restricted stock units		Weighted average grant date
Periods ended September 30, 2008	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	2,353,345	—	$47.01	1,398,091	—	$49.19
Vested	—	8,466	48.22	—	31,136	48.74
Issued
Initial allocation	7,605	—	39.03	973,756	—	43.97
In lieu of dividends	27,687	—	37.46	76,218	—	40.74
Vested	(9,283)	9,283	47.88	(29,126)	29,126	48.51
Settled in cash	—	(10,844)	47.40	—	(53,357)	48.58
Forfeited and cancelled	(57,182)	—	39.73	(96,767)	—	43.65
Outstanding, end of period
Non-vested	2,322,172	—	47.00	2,322,172	—	47.00
Vested	—	6,905	$49.04	—	6,905	$49.04

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at September 30, 2008, is set out in the following table.

notes to interim consolidated financial statements	(unaudited)

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2008	160,000	$50.91
	440,000	$50.02
	600,000		237,124	837,124
2009	400,000	$64.26
	120,000	$47.11
	520,000		197,524	717,524
2010	600,000	$49.22	167,524	767,524
	1,720,000		602,172	2,322,172

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for employees up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%.  There are no vesting requirements and the Company records its contributions as a component of operating expenses.

Subsequent to September 30, 2008, the Company reduced its contributions by 5% to 40% for employees up to a certain job classification and for more highly compensated job classifications the Company reduced its contributions by 5% to 35%.

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Employee contributions	$23.3	$22.2	$67.5	$64.2
Company contributions	9.8	9.2	28.3	26.9
	$33.1	$31.4	$95.8	$91.1

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the nine-month periods ended September 30, 2008 and 2007, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

11            employee future benefits

(a)          Defined benefit plans — cost (recovery)

The Company’s net defined benefit plan costs (recoveries) were as follows:

	2008			2007
Three-month periods ended September 30 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$21.0	$—	$21.0	$24.9	$—	$24.9
Interest cost	86.4	—	86.4	81.6	—	81.6
Return on plan assets	598.1	(721.1)	(123.0)	(19.4)	(103.0)	(122.4)
Past service costs	—	0.9	0.9	—	0.2	0.2
Actuarial loss (gain)	0.9	—	0.9	2.7	—	2.7
Amortization of transitional asset	—	(11.4)	(11.4)	—	(11.0)	(11.0)
	$706.4	$(731.6)	$(25.2)	$89.8	$(113.8)	$(24.0)

(1)    Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

notes to interim consolidated financial statements	(unaudited)

	2008			2007
Nine-month periods ended September 30 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$63.2	$—	$63.2	$74.7	$—	$74.7
Interest cost	259.3	—	259.3	244.8	—	244.8
Return on plan assets	557.9	(926.6)	(368.7)	(256.9)	(110.2)	(367.1)
Past service costs	—	2.7	2.7	—	0.6	0.6
Actuarial loss (gain)	2.5	—	2.5	8.1	—	8.1
Amortization of transitional asset	—	(34.1)	(34.1)	—	(33.1)	(33.1)
	$882.9	$(958.0)	$(75.1)	$70.7	$(142.7)	$(72.0)

(1)             Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

	2008			2007
Three-month periods ended September 30 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Other benefit plans
Interest cost	$0.4	$—	$0.4	$0.6	$—	$0.6
Return on plan assets	(0.3)	—	(0.3)	(0.3)	0.1	(0.2)
Actuarial loss (gain)	(0.7)	—	(0.7)	(0.7)	—	(0.7)
Amortization of transitional obligation	—	0.2	0.2	—	0.2	0.2
	$(0.6)	$0.2	$(0.4)	$(0.4)	$0.3	$(0.1)

(1)             Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

	2008			2007
Nine-month periods ended September 30 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Other benefit plans
Interest cost	$1.1	$—	$1.1	$1.9	$—	$1.9
Return on plan assets	(0.9)	0.1	(0.8)	(0.9)	0.1	(0.8)
Actuarial loss (gain)	(2.0)	—	(2.0)	(1.9)	—	(1.9)
Amortization of transitional obligation	—	0.6	0.6	—	0.6	0.6
	$(1.8)	$0.7	$(1.1)	$(0.9)	$0.7	$(0.2)

(1)             Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b)          Employer contributions

The best estimates of fiscal 2008 employer contributions to the Company’s defined benefit plans are approximately $97 million (the best estimate at December 31, 2007 was $93 million).

(c)          Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Union pension plan and public service pension plan contributions	$6.9	$7.9	$23.6	$23.9
Other defined contribution pension plans	7.9	7.5	25.7	20.9
	$14.8	$15.4	$49.3	$44.8

12          accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, November 30, 2006, March 31, 2008, and September 12, 2008, with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This “revolving-period” securitization agreement had an initial term ending July 18, 2007; the November 30, 2006, amendment resulted in the term being extended to July 18, 2008; the

notes to interim consolidated financial statements	(unaudited)

March 31, 2008, amendment resulted in the term being extended to July 17, 2009. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term; at September 30, 2008, the rating was A(low).

As at (millions)	September 30, 2008	December 31, 2007
Total managed portfolio	$1,208.5	$1,221.7
Securitized receivables	(286.7)	(570.4)
Retained interest in receivables sold	32.4	59.6
Receivables held	$954.2	$710.9

For the three-month and nine-month periods ended September 30, 2008, the Company recognized composite losses of $1.8 million (2007 – $7.3 million) and $8.7 million (2007 – $15.4 million), respectively, on the sale of receivables arising from the securitization.

Cash flows from the securitization are as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Cumulative proceeds from securitization, beginning of period	$150.0	$500.0	$500.0	$500.0
Proceeds from new securitizations	100.0	70.0	100.0	470.0
Securitization reduction payments	—	(20.0)	(350.0)	(420.0)
Cumulative proceeds from securitization, end of period	$250.0	$550.0	$250.0	$550.0
Proceeds from collections reinvested in revolving-period securitizations	$405.6	$1,102.5	$2,387.5	$2,877.3
Proceeds from collections pertaining to retained interest	$50.0	$142.0	$277.4	$350.3

13            capital assets

(a)          Capital assets, net

	September 30, 2008			December 31, 2007
As at (millions)	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Property, plant, equipment and other
Telecommunications assets	$19,643.4	$14,498.2	$5,145.2	$19,082.2	$13,730.2	$5,352.0
Assets on customers’ premises	862.7	670.5	192.2	765.8	614.4	151.4
Buildings and leasehold improvements	2,048.1	1,202.5	845.6	1,992.7	1,112.8	879.9
Office equipment and furniture	1,214.6	964.2	250.4	1,146.8	894.2	252.6
Assets under capital lease	16.5	9.0	7.5	18.4	12.7	5.7
Other	375.0	279.2	95.8	367.1	270.7	96.4
Land	48.8	—	48.8	48.2	—	48.2
Assets under construction	552.1	—	552.1	375.5	—	375.5
Materials and supplies	33.6	—	33.6	34.4	—	34.4
	24,794.8	17,623.6	7,171.2	23,831.1	16,635.0	7,196.1
Intangible assets subject to amortization
Subscriber base	244.7	43.7	201.0	250.1	44.3	205.8
Customer contracts and the related customer relationships	138.3	9.8	128.5	—	—	—
Software	2,013.2	1,250.8	762.4	1,761.4	1,242.7	518.7
Access to rights-of-way and other	104.0	74.1	29.9	118.4	67.0	51.4
Assets under construction	158.8	—	158.8	183.5	—	183.5
	2,659.0	1,378.4	1,280.6	2,313.4	1,354.0	959.4
Intangible assets with indefinite lives Spectrum licences(1)	3,985.0	1,018.5	2,966.5	3,985.0	1,018.5	2,966.5
	$31,438.8	$20,020.5	$11,418.3	$30,129.5	$19,007.5	$11,122.0

(1)             Accumulated amortization of spectrum licences is amortization recorded prior to 2002.

notes to interim consolidated financial statements	(unaudited)

The following table presents items included in capital expenditures and acquisitions. Additions of intangible assets subject to amortization include amounts reclassified from assets under construction.

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Additions of intangible assets
– Subject to amortization
– Included in capital expenditures	$145.9	$35.7	$250.5	$429.8
– Included in acquisitions (see Note 14)	—	—	326.2	—
	145.9	35.7	576.7	429.8
– With indefinite lives	—	—	—	0.1
	$145.9	$35.7	$576.7	$429.9

The following table presents items included in capital expenditures.

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Capitalized internal labour costs	$96.2	$82.5	$280.5	$244.3

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2008, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2008 (balance of year)	$88.2
2009	312.7
2010	221.6
2011	136.1
2012	80.7

(c)          Payment for advanced wireless services spectrum licences

Industry Canada conducted a wireless spectrum licence auction between May 27 and July 21, 2008, for 90 MHz of advanced wireless services (“AWS”) spectrum (including 40 MHz set aside for new entrants), 10 MHz for personal communications services (“PCS”) network service extension and 5 MHz for another small band. The Company was advised that it was the provisionally successful bidder on 59 spectrum licences. The amount of the Company’s provisionally successful bids was approximately $882 million and was remitted to Industry Canada during the three-month period ended September 30, 2008. As the Company does not have the right to commercially use the 59 spectrum licences until such time as the provisions have been cleared by Industry Canada, the corresponding payment has currently been classified on the consolidated balance sheets as a long-term asset rather than as a capital asset.

14                                    goodwill

Periods ended September 30, 2008 (millions)	Three months	Nine months
Balance, beginning of period	$3,540.4	$3,168.0
Goodwill arising from current period acquisitions	2.4	373.7
Foreign exchange on goodwill of self-sustaining foreign operations	—	(1.7)
Other	1.0	3.8
Balance, end of period	$3,543.8	$3,543.8

Emergis Inc. On November 29, 2007, the Company announced that it had agreed to offer to acquire 100% of the outstanding shares of Emergis Inc. for $8.25 per common share by way of take-over bid (in total, an initially estimated purchase price of approximately $763 million on a fully-diluted basis). Emergis Inc. is a business process outsourcer, based in Canada, with a focus on healthcare and financial services sectors, two of the four key industries the Company’s Business Solutions team has invested in developing expertise in (the other two being energy and the public sector). The Company believes that its national sales and marketing capabilities will enhance growth in Emergis Inc. solutions, particularly in light of the complementary nature of the parties’ businesses and customer bases.

As at December 31, 2007, the Company had made market purchases of 1,017,000 Emergis Inc. common shares for $8.3 million, as disclosed in the Company’s press releases. On January 17, 2008, the Company drew $500 million of bankers’

notes to interim consolidated financial statements	(unaudited)

acceptances on its credit facilities, issued incremental commercial paper and, including utilization of cash on hand, remitted $743.4 million to the depository in payment for:

•                  the 84,876,494 Emergis Inc. common shares (representing approximately 94% of the outstanding common shares of Emergis Inc. on a fully-diluted basis) that were validly deposited to the Company’s offer; and

•                  the remaining outstanding common shares of Emergis Inc. which the Company acquired on January 18, 2008, utilizing the compulsory acquisition provisions of the Canada Business Corporations Act.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the degree of net tangible assets and net intangible assets relative to the earnings capacity of the acquired business. Emergis Inc.’s results of operations are included in the Company’s Wireline segment effective January 17, 2008. The amounts assigned to goodwill are not expected to be deductible for tax purposes. Acquired intangible assets are not expected to have significant residual values.

As at January 16, 2008 (millions)	Preliminary(1) purchase price amount assigned	Adjustment	Purchase price amount assigned
Assets
Current assets	$112.6	$1.3	$113.9
Capital assets
Property, plant, equipment and other	18.9	(1.2)	17.7
Intangible assets subject to amortization(2)
Customer contracts and the related customer relationships	134.8	3.5	138.3
Software	186.1	—	186.1
Other	2.4	(0.6)	1.8
	323.3	2.9	326.2
	342.2	1.7	343.9
Other assets	5.0	0.6	5.6
Goodwill	365.8	5.3	371.1
	$825.6	$8.9	$834.5
Liabilities
Current liabilities	$51.4	$11.4	$62.8
Long-term debt	2.8	(0.5)	2.3
Other long-term liabilities	1.1	2.8	3.9
Future income taxes	25.0	(6.5)	18.5
	80.3	7.2	87.5
Purchase price
Market purchase of shares prior to closing	8.3	—	8.3
Remitted to depository (net of amounts for market purchase of shares prior to closing)	735.1	—	735.1
	743.4	—	743.4
Direct costs of the business combination	1.9	1.7	3.6
	745.3	1.7	747.0
	$825.6	$8.9	$834.5

(1)             The purchase price allocation had not been finalized as of the date of issuance of the Company’s December 31, 2007, consolidated financial statements, when these amounts were first reported. As is customary in a business acquisition transaction, until the time of acquisition of control, the Company did not have full access to Emergis Inc.’s books and records. Upon having sufficient time to adequately review Emergis Inc.’s books and records, the Company will finalize its purchase price allocation.

(2)             Customer contracts and the related customer relationships and software are being amortized over amortization periods of 10 years and 5 years, respectively.

Fastvibe Corporation: The other goodwill addition during the nine-month period ended September 30, 2008, which is not expected to be deductible for tax purposes, arose from the January 29, 2008, $4.1 million cash acquisition of Fastvibe Corporation. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill ($0.2 million) is the degree of net tangible assets and net intangible assets relative to the earnings capacity of the acquired business. Fastvibe Corporation’s results of operations are included in the Company’s Wireline segment effective January 29, 2008.

TELUS International Philippines Inc.:  In 2005, the Company acquired, for cash, an effective 52.5% economic interest in TELUS International Philippines Inc., a business process outsourcing company. The acquisition was effected in two

notes to interim consolidated financial statements	(unaudited)

steps: one on February 15, 2005, for an effective 49% economic interest and one on May 13, 2005, for an effective 3.5% economic interest. The initial effective 49% economic interest resulted in the Company controlling TELUS International Philippines Inc. as the Company controlled, but did not wholly own, an intermediate holding company which, in turn, controlled, but did not wholly own, TELUS International Philippines Inc. This investment was made with a view to enhancing the Company’s competitiveness in contact centre offerings.

In the second half of 2006, the Company increased its total effective economic interest in the entity to 97.4% and in the third quarter of 2008, to 100%. None of the resulting 2008 goodwill addition of $2.4 million arising from the $3.5 million transaction is expected to be deductible for tax purposes.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. TELUS International Philippines Inc.’s results have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income and the Company’s Wireline segment since the acquisition of control on February 15, 2005.

Pro forma supplemental information: The following pro forma supplemental information represents certain results of operations as if both business acquisitions noted above had been completed as at the beginning of the fiscal years presented.

Three-month periods ended September 30 ($ in millions except per share amounts)	2008		2007
	As reported	Pro forma	As reported	Pro forma
Operating revenues	$2,449.3	$2,449.3	$2,309.9	$2,358.5
Net income	$285.1	$285.2	$409.9	$400.2
Net income per Common Share and Non-Voting Share
– Basic	$0.89	$0.89	$1.24	$1.21
– Diluted	$0.89	$0.89	$1.23	$1.20

Nine-month periods ended September 30 ($ in millions except per share amounts)	2008		2007
	As reported	Pro forma	As reported	Pro forma
Operating revenues	$7,198.6	$7,205.9	$6,743.6	$6,885.4
Net income	$843.1	$837.3	$857.8	$829.0
Net income per Common Share and Non-Voting Share
– Basic	$2.62	$2.61	$2.57	$2.49
– Diluted	$2.61	$2.60	$2.55	$2.47

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of the Company’s consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisition, net of the related tax effects.

15            short-term obligations

On March 3, 2008, TELUS Corporation entered into a new $700 million 364-day revolving credit facility with a syndicate of financial institutions, expiring March 2, 2009. The credit facility is unsecured and bears interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants that are substantively the same as those for TELUS Corporation’s long-term credit facility (see Note 16(c)).

	September 30, 2008		December 31, 2007
As at (millions)	Bilateral bank facilities	364-day revolving credit facility	Total	Bilateral bank facilities
Net available	$74.1	$700.0	$774.1	$74.1
Outstanding, undrawn letters of credit	3.1	—	3.1	2.9
Gross available	$77.2	$700.0	$777.2	$77.0

notes to interim consolidated financial statements	(unaudited)

16            long-term debt

(a)          Details of long-term debt

As at ($ in millions)				September	December 31,
Series	Rate of interest		Maturity	30, 2008	2007
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$2,035.6	$1,892.1
CB	5.00	%(1)	June 2013	298.4	298.2
CC	4.50	%(1)	March 2012	299.0	298.8
CD	4.95	%(1)	March 2017	687.9	687.0
CE	5.95	%(1)	April 2015	497.0	—
				3,817.9	3,176.1
TELUS Corporation Commercial Paper	3.32%		Through February 2009	963.5	584.9
TELUS Corporation Credit Facility	3.73%		May 2012	429.1	—
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	49.8	49.8
2	11.90	%(1)	November 2015	124.1	124.1
3	10.65	%(1)	June 2021	173.4	173.3
5	9.65	%(1)	April 2022	244.6	244.5
B	8.80	%(1)	September 2025	197.5	197.4
				789.4	789.1
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	29.9	29.9
Capital leases issued at varying rates of interest from 4.1% to 13.0% and maturing on various dates up to 2013				6.4	6.1
Other				1.8	2.8
Long-Term Debt				6,038.0	4,588.9
Less: Current maturities				4.6	5.4
Long-Term Debt – non-current				$6,033.4	$4,583.5

(1)             Interest is payable semi-annually.

(2)             Principal face value of notes is U.S.$1,925.0 million (December 31, 2007 — U.S.$1,925.0 million).

(b)          TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

			Principal face amount		Redemption present value
Series	Issued	Issue price	Originally issued	Outstanding	spread (basis points)(1)
8.00% (U.S. Dollar) Notes due 2011	May 2001	U.S.$994.78	U.S.$2.0 billion	U.S.$1.9 billion	30
5.00% Notes, Series CB	May 2006	$998.80	$300 million	$300 million	16
4.50% Notes, Series CC	March 2007	$999.91	$300 million	$300 million	15
4.95% Notes, Series CD	March 2007	$999.53	$700 million	$700 million	24
5.95% Notes, Series CE(2)	April 2008	$998.97	$500 million	$500 million	66

(1)             The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the U.S. Dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)             The Series CE Notes require the Company to make an offer to repurchase the Series CE Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

notes to interim consolidated financial statements	(unaudited)

2011 Cross Currency Interest Rate Swap Agreements:  With respect to the 2011 (U.S. Dollar) Notes, U.S.$1.9 billion (December 31, 2007 – U.S.$1.9 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327.

The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements at September 30, 2008, comprised a net derivative liability of $1,045.0 million, as set out in Note 4(h) (December 31, 2007 – $1,179.5 million). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

(c)          TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its $2.0 billion syndicated credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. Dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments; in August 2008, the program was expanded to $1.2 billion.  Commercial paper debt is due within one year but is classified as long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility which has no repayment requirements within the next year.

(d)          TELUS Corporation credit facility

On March 2, 2007, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. Dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper.

TELUS Corporation’s credit facility is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (“LIBOR”) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

As at ($ in millions)	September 30, 2008	December 31, 2007
Revolving credit facility expiring May 1, 2012
Net available	$401.5	$1,309.1
Drawn(1)	430.0	—
Outstanding, undrawn letters of credit	200.9	103.7
Backstop of commercial paper	967.6	587.2
Gross available	$2,000.0	$2,000.0

(1)             Amounts drawn at September 30, 2008, include bankers’ acceptances of $430.0 (December 31, 2007 – $NIL).

notes to interim consolidated financial statements	(unaudited)

(e)          Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at September 30, 2008, for each of the next five fiscal years are as follows:

	Canadian Dollars		U.S. Dollars
Debt denominated in		Capital		Derivative liability
Years ending December 31 (millions)	Other	leases	Debt(1)	(Receive)(1)	Pay	Total	Total
2008 (balance of year)	$0.5	$1.0	$—	$—	$—	$—	$1.5
2009	0.8	2.8	—	—	—	—	3.6
2010	80.0	1.6	—	—	—	—	81.6
2011	—	0.6	2,048.6	(2,048.6)	2,950.4	2,950.4	2,951.0
2012	1,697.6	0.3	—	—	—	—	1,697.9
Thereafter	2,249.0	0.1	—	—	—	—	2,249.1
Future cash outflows in respect of debt principal repayments	4,027.9	6.4	2,048.6	(2,048.6)	2,950.4	2,950.4	6,984.7
Future cash outflows in respect of associated interest and like carrying costs(2)	1,810.0	0.6	491.0	(491.0)	751.8	751.8	2,562.4
Undiscounted contractual maturities (Note 4(c))	$5,837.9	$7.0	$2,539.6	$(2,539.6)	$3,702.2	$3,702.2	$9,547.1

(1)             Where applicable, principal-related cash flows reflect foreign exchange rates at September 30, 2008.

(2)             Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facility have been calculated based upon the rates in effect as at September 30, 2008.

17            shareholders’ equity

(a)          Details of shareholders’ equity

As at ($ in millions)		September 30, 2008	December 31, 2007
Preferred equity
Authorized	Amount
First Preferred Shares	1,000,000,000
Second Preferred Shares	1,000,000,000
Common equity
Share capital
Shares
Authorized	Amount
Common Shares	1,000,000,000
Non-Voting Shares	1,000,000,000
Issued
Common Shares (b)		$2,215.8	$2,227.7
Non-Voting Shares (b)		3,072.8	3,192.0
		5,288.6	5,419.7
Retained earnings and accumulated other comprehensive income
Retained earnings		1,726.6	1,457.5
Accumulated other comprehensive income (loss) (c)		(112.9)	(103.5)
Total		1,613.7	1,354.0
Contributed surplus (d)		164.0	152.5
Total Shareholders’ Equity		$7,066.3	$6,926.2

notes to interim consolidated financial statements	(unaudited)

(b)          Changes in Common Shares and Non-Voting Shares

	Three months		Nine months
Periods ended September 30, 2008 ($ in millions)	Number of shares	Share capital	Number of shares	Share capital
Common Shares
Beginning of period	174,817,814	$2,215.8	175,766,114	$2,227.7
Common Shares issued pursuant to exercise of share options (e)	—	—	1,700	0.1
Purchase of shares for cancellation pursuant to normal course issuer bid (f)	(300)	—	(950,300)	(12.0)
End of period	174,817,514	$2,215.8	174,817,514	$2,215.8
Non-Voting Shares
Beginning of period	144,950,911	$3,114.8	148,581,171	$3,192.0
Non-Voting Shares issued pursuant to exercise of share options (e)	1,730	0.1	11,639	0.4
Non-Voting Shares issued pursuant to use of share option award net-equity settlement feature (e)	2,516	0.2	47,547	1.8
Purchase of shares for cancellation pursuant to normal course issuer bid (f)	(1,970,200)	(42.3)	(5,655,400)	(121.4)
End of period	142,984,957	$3,072.8	142,984,957	$3,072.8

The amounts credited to the Common Share capital account upon exercise of share options in the preceding table are all for cash received from exercise. Amounts credited to the Non-Voting Share capital account are comprised as follows:

Periods ended September 30, 2008 (millions)	Three months	Nine months
Non-Voting Shares issued pursuant to exercise of share options
Cash received from exercise of share options	$0.1	$0.3
Share option award expense reclassified from contributed surplus upon exercise of share options (d)	—	0.1
	$0.1	$0.4

(c)          Accumulated other comprehensive income (loss)

	2008					2007
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Three-month periods ended September 30 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges
-arising in current period	$92.6	$15.0	$77.6			$(123.5)	$(18.7)	$(104.8)
-arising in prior periods and transferred to net income in the current period	(85.9)	(13.0)	(72.9)			135.9	22.6	113.3
	6.7	2.0	4.7	$(106.2)	$(101.5)	12.4	3.9	8.5	$(122.1)	$(113.6)
Cumulative foreign currency translation adjustment	2.2	—	2.2	(12.6)	(10.4)	(1.1)	—	(1.1)	(5.3)	(6.4)
Change in unrealized fair value of available-for-sale financial assets and recognition of amounts realized	(5.6)	—	(5.6)	4.6	(1.0)	(0.2)	—	(0.2)	1.6	1.4
	$3.3	$2.0	$1.3	$(114.2)	$(112.9)	$11.1	$3.9	$7.2	$(125.8)	$(118.6)

notes to interim consolidated financial statements	(unaudited)

	2008					2007
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Nine-month periods ended September 30 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period(1)	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges
-arising in current period	$134.4	$20.7	$113.7			$(370.6)	$(49.6)	$(321.0)
-arising in prior periods and transferred to net income in the current period	(140.6)	(21.3)	(119.3)			464.5	79.2	385.3
	(6.2)	(0.6)	(5.6)	$(95.9)	$(101.5)	93.9	29.6	64.3	$(177.9)	$(113.6)
Cumulative foreign currency translation adjustment	(1.7)	—	(1.7)	(8.7)	(10.4)	(4.9)	—	(4.9)	(1.5)	(6.4)
Change in unrealized fair value of available-for-sale financial assets and recognition of amounts realized	(2.1)	—	(2.1)	1.1	(1.0)	(0.3)	—	(0.3)	1.7	1.4
	$(10.0)	$(0.6)	$(9.4)	$(103.5)	$(112.9)	$88.7	$29.6	$59.1	$(177.7)	$(118.6)

(1)             Beginning of period amounts are the transitional amounts arising from adoption of new accounting standard and arise primarily from cross currency interest rate swaps (Note 16(b)) and are net of income taxes of $81.7.

The net amount of the existing gains (losses) arising from the unrealized fair value of the 2011 cross currency interest rate swap agreements, which are derivatives that are designated as cash flow hedges, and which are reported in accumulated other comprehensive income, would be reclassified to net income if the agreements (see Note 16(b)) were early terminated; the amount of such reclassification would be dependent upon fair values and amounts of the agreements terminated. As at September 30, 2008, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, other than in respect of the 2011 cross currency interest rate swap agreements, which are reported in accumulated other comprehensive income and which are expected to be reclassified to net income in the next twelve months is, excluding tax effects, $(4.3 million).

(d)          Contributed surplus

Period ended September 30, 2008 (millions)	Three months	Nine months
Balance, beginning of period	$160.1	$152.5
Share option award expense
– Recognized in period(1)	4.1	13.1
– Reclassified to Non-Voting Share capital account
– Upon exercise of share options	—	(0.1)
– Upon use of share option award net-equity settlement feature	(0.2)	(1.8)
– Reclassified from current liabilities as awards exercised and eligible for net-cash settlement were settled other than through the use of net-cash settlement feature	—	0.3
Balance, end of period	$164.0	$164.0

(1)             This amount represents the expense for share option awards accounted for as equity instruments; the difference between this amount and the amount disclosed in Note 10(a) is the expense for share option awards accounted for as liability instruments.

(e)          Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards

notes to interim consolidated financial statements	(unaudited)

currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans.

	Three months		Nine months
Periods ended September 30, 2008	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	10,573,454	$39.29	8,284,634	$37.17
Granted	17,355	38.65	2,921,312	43.90
Exercised(1)	(85,059)	27.75	(532,222)	28.03
Forfeited	(194,630)	45.59	(330,604)	45.22
Expired	—	—	(32,000)	46.75
Outstanding, end of period	10,311,120	$39.26	10,311,120	$39.26

(1)             The total intrinsic value of share option awards exercised for the three-month and nine-month periods ended September 30, 2008, was $1.0 million (reflecting a weighted average price at the dates of exercise of $38.85 per share) and $8.1 million (reflecting a weighted average price at the dates of exercise of $43.16 per share), respectively.

In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company’s discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 10(b); the optionee has the choice of exercising the net-cash settlement feature.

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	Three months				Nine months
Periods ended September 30, 2008	Common Shares		Non-Voting Shares	Total	Common Shares		Non-Voting Shares	Total
Shares issued pursuant to exercise of share options	—		1,730	1,730	1,700		11,639	13,339
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	2,440		57,774	60,214	34,411		296,733	331,144
Shares issued pursuant to use of share option award net-equity settlement feature	N/A	(1)	2,516	2,516	N/A	(1)	47,547	47,547
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	N/A	(1)	20,599	20,599	N/A	(1)	140,192	140,192
Share options exercised	2,440		82,619	85,059	36,111		496,111	532,222

(1)             Share option awards for Common Shares do not have a net-equity settlement feature.

notes to interim consolidated financial statements	(unaudited)

The following is a life and exercise price stratification of the Company’s share options outstanding as at September 30, 2008.

								Options exercisable
Options outstanding(1)								Number of	Weighted average
Range of option prices							Total	shares	price
Low	$5.95	$10.56	$16.15	$24.79	$37.40	$56.34	$5.95
High	$8.43	$14.93	$24.09	$36.57	$55.96	$64.64	$64.64
Year of expiry and number of shares
2008	3,272	—	—	—	500	—	3,772	3,772	$11.13
2009	—	2,944	301,820	126,078	24,000	—	454, 842	454,842	$21.73
2010	—	52,204	505,200	49,544	254,217	—	861,165	861,165	$27.87
2011	—	—	540,336	1,311,846	—	—	1,852,182	1,852,182	$28.95
2012	2,616	6,000	192,100	745,817	698,335	—	1,644,868	988,698	$32.24
2013	—	—	—	—	1,414,406	11,851	1,426,257	—	$—
2014	—	—	—	—	75,305	1,167,486	1,242,791	—	$—
2015	—	—	—	4,705	2,820,538	—	2,825,243	—	$—
	5,888	61,148	1,539,456	2,237,990	5,287,301	1,179,337	10,311,120	4,160,659
Weighted average remaining contractual life (years)	1.8	1.6	2.5	2.6	5.3	5.4	4.3
Weighted average price	$7.05	$14.31	$21.76	$32.53	$43.59	$56.93	$39.26
Aggregate intrinsic value(2) (millions)	$0.2	$1.5	$25.2	$12.5	$0.2	$—	$39.6
Options exercisable
Number of shares	5,888	61,148	1,539,456	2,233,285	320,882	—	4,160,659
Weighted average remaining contractual life (years)	1.8	1.6	2.5	2.6	1.9	—	2.5
Weighted average price	$7.05	$14.31	$21.76	$32.52	$38.51	$—	$28.70
Aggregate intrinsic value(2) (millions)	$0.2	$1.5	$25.2	$12.5	$0.2	$—	$39.6

(1)             As at September 30, 2008, 9,675,071 share options, with a weighted average remaining contractual life of 3.6 years, a weighted average price of $38.90 and an aggregate intrinsic value of $39.6 million, are vested or were expected to vest; these amounts differ from the corresponding amounts for all share options outstanding due to an estimate for expected forfeitures.

(2)             The aggregate intrinsic value is calculated upon September 30, 2008, per share prices of $38.87 for Common Shares and $38.11 for Non-Voting Shares.

As at September 30, 2008, 0.4 million Common Shares and 15.4 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(f)            Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, the Company may purchase shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust its capital structure. The Company has purchased, for cancellation, through the facilities of the Toronto Stock Exchange or other means permitted by the Toronto Stock Exchange and other securities regulators, including privately negotiated block purchases, Common Shares and Non-Voting Shares pursuant to successive normal course issuer bids; the Company’s most current normal course issuer bid runs for a twelve-month period ending December 19, 2008, for up to 8 million Common Shares and 12 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company’s purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

notes to interim consolidated financial statements	(unaudited)

		Purchase price
Three-month period ended September 30, 2008 ($ in millions)	Number of shares	Paid	Charged to share capital	Charged to retained earnings
Common Shares purchased for cancellation
Prior to beginning of period	950,000	$38.8	$12.0	$26.8
During period	300	—	—	—
Cumulative total	950,300	$38.8	$12.0	$26.8
Non-Voting Shares purchased for cancellation
Prior to beginning of period	3,819,400	$166.6	$82.0	$84.6
During period	1,970,200	75.1	42.3	32.8
Cumulative total	5,789,600	$241.7	$124.3	$117.4
Common Shares and Non-Voting Shares purchased for cancellation
Prior to beginning of period	4,769,400	$205.4	$94.0	$111.4
During period	1,970,500	75.1	42.3	32.8
Cumulative total	6,739,900	$280.5	$136.3	$144.2

		Purchase price
Nine-month period ended September 30, 2008 ($ in millions)	Number of shares	Paid	Charged to share capital	Charged to retained earnings
Common Shares purchased for cancellation
Prior to beginning of period	—	$—	$—	$—
During period	950,300	38.8	12.0	26.8
Cumulative total	950,300	$38.8	$12.0	$26.8
Non-Voting Shares purchased for cancellation
Prior to beginning of period	134,200	$6.2	$2.9	$3.3
During period	5,655,400	235.5	121.4	114.1
Cumulative total	5,789,600	$241.7	$124.3	$117.4
Common Shares and Non-Voting Shares purchased for cancellation
Prior to beginning of period	134,200	$6.2	$2.9	$3.3
During period	6,605,700	274.3	133.4	140.9
Cumulative total	6,739,900	$280.5	$136.3	$144.2

(g)         Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee.

Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. Effective January 1, 2005, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

In respect of Common Share and Non-Voting Share dividends declared during the three-month and nine-month periods ended September 30, 2008, $4.0 million (2007 – $4.5 million) and $14.8 million (2007 – $12.2 million), respectively, was to be reinvested in Non-Voting Shares.

notes to interim consolidated financial statements	(unaudited)

18            commitments and contingent liabilities

(a)          Canadian Radio-television and Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $145.9 million as at September 30, 2008 (December 31, 2007 – $147.1 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company’s deferral account, disagrees with management’s estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 Review and disposition of the deferral accounts for the second price cap period, which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers’ deferral accounts during the first two years of the second price cap period. The outcomes of this proceeding are as set out in the following table.

notes to interim consolidated financial statements	(unaudited)

Initiative		Expansion of broadband services in respective incumbent local exchange carrier operating territories to	Enhance accessibility to telecommunications services	Rebate balance of deferral account to local residential customers in non-high cost
Decision	Issued	rural and remote communities	for individuals with disabilities	serving areas

Decision CRTC 2006-9, Disposition of funds in the deferral account(1)(2)	February 16, 2006	Majority of accumulated balance of deferral account to be used for this initiative	Minimum of 5% of accumulated balance of deferral account to be used for this initiative	Remaining balance of accumulated balance of deferral account to be used for this initiative

Decision CRTC 2007-50, Use of deferral account to expand broadband services to certain rural and remote communities(3)	July 6, 2007	Expansion of broadband services to 115 communities in British Columbia and Quebec approved

Decision CRTC 2008-1, Use of deferral account funds to improve access to telecommunications services for persons with disabilities and to expand broadband services to rural and remote communities(4)(5)(6)

January 17, 2008

Expansion of broadband services to an additional 119 rural and remote communities approved; determination that no further communities can be submitted to exhaust remaining funds in the deferral account

			Approved the use of approximately 5% of the accumulated balance of the Company’s deferral account	Confirmed that remaining balance of accumulated deferral account to be used for this initiative

(1)             The CRTC indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

(2)             In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada, the National Anti-Poverty Organization and also Bell Canada leave to appeal CRTC Telecom Decision 2006-9. The consumer groups filed their appeal asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has also filed its appeal of Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approved rebates from the deferral account. These two appeals were consolidated and were heard by the Federal Court of Appeal in January 2008. Within that hearing the Federal Court of Appeal further granted Bell Canada a motion for a stay of CRTC Telecom Decision 2006-9 in so far as it requires the disposition of funds in the deferral accounts for any activities other than the improvement of accessibility to communications services for persons with disabilities. In March 2008, the Federal Court of Appeal dismissed the appeals.

(3)             The Company is currently reviewing the implications of this decision in conjunction with its previously filed submission for use of the deferral account funds and, as directed by the CRTC, filed an update to the previously filed submission on September 4, 2007.

(4)             On April 16, 2008, the Company filed with the Clerk of the Privy Council a Petition to the Governor in Council Concerning Telecom Decision 2008-1. In the Petition, the Company requests that the Governor in Council permit incumbent local exchange carriers to file for approval further lists of communities that would be eligible for broadband expansion from the remaining funds in the deferral account. Given the decision by the Supreme Court of Canada to hear the Company’s appeal (please see footnote 6 below), it is likely that the petition to the Governor in Council will not be responded to within the one year required timeframe.

(5)             On April 23, 2008, the Federal Court of Appeal granted Bell Canada a motion for a stay of CRTC Telecom Decision 2008-1 in so far as it requires the disposition of funds in the deferral accounts for any activities other than the improvement of accessibility to communications services for persons with disabilities.

(6)             In September 2008, the Supreme Court of Canada granted the Company leave to appeal the March 2008 Federal Court of Appeal’s ruling concerning CRTC Telecom Decision 2006-9.  The Company filed its appeal asking the Supreme Court of Canada to permit incumbent local exchange carriers to file for approval further lists of communities that would be eligible for broadband expansion from the remaining funds in the deferral account rather than rebating the remaining funds to local telephone subscribers. The Supreme Court of Canada further granted the Company a motion for a stay of CRTC Telecom Decision 2006-9 in so far as it requires a rebate to local telephone subscribers. The appeals by the Company, Bell Canada and the Consumer Groups are currently scheduled to be heard by the Supreme Court of Canada in March 2009.

Due to the Company’s use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company’s provision of Competitor Digital Network services, is not expected to affect the Company’s consolidated revenues. Specifically, to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the three-month and nine-month periods ended September 30, 2008, the Company drew down the deferral account by $NIL (2007 – $NIL) and $1.2 million (2007 – $15.9 million), respectively, in respect of discounts on Competitor Digital Network services and other qualifying expenditures.

notes to interim consolidated financial statements	(unaudited)

(b)          Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a “worst-case scenario” and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at September 30, 2008, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at September 30, 2008, the Company has no liability recorded in respect of indemnification obligations.

(c)          Claims and lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen’s Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union’s desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management’s assessment and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

notes to interim consolidated financial statements	(unaudited)

Certified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class was certified on September 17, 2007, by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. The Company has applied for leave to appeal the certification decision. The Company believes that it has good defences to the action.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of this action differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class action: A class action was brought on June 26, 2008, in the Saskatchewan Court of Queen’s Bench alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing it off as government charges. The Plaintiffs seek restitution and direct and punitive damages in an unspecified amount. The Company is assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

 Intellectual property claims: The Company has received or is aware of certain claims and potential claims of patent infringement against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. These matters are quite preliminary and the Company does not have any basis to conclude that it has any liability for such claims.

Emergis Inc.: As set out in Note 14, on January 17, 2008, the Company acquired all of the outstanding securities of Emergis Inc.

In April 2005, MultiPlan, Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of U.S.$64 million for damages allegedly incurred in connection with its purchase of the U.S. health subsidiary of Emergis Inc. The complaint alleges a variety of claims relating to the sales agreement. This lawsuit was settled during the third quarter of 2008 in consideration for the payment by the Company of an amount of US$4.0 million, such amount, net of insurance coverage, approximating the related accrual.

19            additional financial information

(a)          Income statement

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Operations expense(1):
Cost of sales and service	$822.1	$753.9	$2,393.4	$2,178.2
Selling, general and administrative	643.3	562.6	1,943.0	1,915.2
	$1,465.4	$1,316.5	$4,336.4	$4,093.4
Advertising expense	$74.4	$71.6	$231.6	$211.6

(1)             Cost of sales and service excludes depreciation and amortization of intangible assets and includes cost of goods sold and costs to operate and maintain access to and usage of the Company’s telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

notes to interim consolidated financial statements	(unaudited)

(b)   Balance sheet

As at (millions)	September 30, 2008	December 31, 2007
Accounts receivable
Customer accounts receivable	$786.7	$591.2
Accrued receivables – customer	133.9	112.2
Allowance for doubtful accounts	(64.0)	(62.8)
	856.6	640.6
Accrued receivables – other	95.1	66.7
Other	2.5	3.6
	$954.2	$710.9
Inventories
Wireless handsets, parts and accessories	$207.2	$179.4
Other	68.8	63.9
	$276.0	$243.3
Prepaid expense and other
Prepaid expenses	$136.9	$118.1
Deferred customer activation and connection costs	95.5	78.6
Other	6.5	2.8
	$238.9	$199.5
Deferred charges
Recognized transitional pension assets and pension plan contributions in excess of charges to income	$1,349.6	$1,194.1
Deferred customer activation and connection costs	98.3	109.2
Other	25.3	14.7
	$1,473.2	$1,318.0
Accounts payable and accrued liabilities
Accrued liabilities	$455.4	$447.6
Payroll and other employee-related liabilities	387.1	421.7
Accrual for net-cash settlement feature for share option awards (Note 10(b))	37.8	81.9
Asset retirement obligations	4.1	4.1
	884.4	955.3
Trade accounts payable	404.3	406.0
Interest payable	130.1	51.5
Other	51.4	63.8
	$1,470.2	$1,476.6
Advance billings and customer deposits
Advance billings	$387.7	$367.0
Regulatory deferral accounts (Note 18(a))	145.9	147.1
Deferred customer activation and connection fees	93.3	81.2
Customer deposits	16.4	36.3
	$643.3	$631.6
Other long-term liabilities
Derivative liabilities (Notes 4(h), 16(b))	$1,057.6	$1,183.1
Pension and other post-retirement liabilities	211.3	208.5
Other	125.4	115.7
	1,394.3	1,507.3
Deferred customer activation and connection fees	98.3	109.2
Deferred gain on sale-leaseback of buildings	55.9	61.9
Asset retirement obligations	39.5	39.5
	$1,588.0	$1,717.9

notes to interim consolidated financial statements	(unaudited)

(c)   Supplementary cash flow information

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Net change in non-cash working capital
Short-term investments	$—	$10.7	$42.4	$66.1
Accounts receivable	53.2	(18.9)	(205.6)	116.5
Inventories	(13.5)	(11.8)	(32.7)	25.8
Prepaid expenses and other	56.1	86.8	(33.8)	(13.7)
Accounts payable and accrued liabilities	92.8	(66.9)	(25.4)	(60.9)
Income and other taxes receivable and payable, net	6.8	(171.4)	51.8	(169.6)
Advance billings and customer deposits	8.6	5.1	11.7	8.2
	$204.0	$(166.4)	$(191.6)	$(27.6)
Long-term debt issued
TELUS Corporation Commercial Paper	$1,938.6	$2,432.6	$6,567.5	$3,420.0
TELUS Corporation Credit Facility	1,031.9	249.9	2,477.8	351.9
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility	—	—	499.5	1,002.2
	$2,970.5	$2,682.5	$9,544.8	$4,774.1
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(1,771.9)	$(2,801.0)	$(6,188.9)	$(3,127.5)
TELUS Corporation Credit Facility	(764.3)	(50.2)	(2,048.7)	(272.3)
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility	(2.5)	(2.2)	(5.7)	(1,558.2)
	$(2,538.7)	$(2,853.4)	$(8,243.3)	$(4,958.0)
Interest (paid)
Amount paid in respect of interest expense	$(43.1)	$(41.1)	$(263.9)	$(272.8)
Forward starting interest rate swap agreement termination payments	—	—	—	(10.4)
	$(43.1)	$(41.1)	$(263.9)	$(283.2)

20            differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. As discussed further in Note 2(a), Canadian GAAP is being converged with IFRS-IASB. The Securities and Exchange Commission, effective March 4, 2008, will no longer require certain reporting issuers, such as the Company, to reconcile their financial statements included in their filings with the Securities and Exchange Commission and prepared in accordance with IFRS-IASB to U.S. GAAP. Upon the commencement of presenting the Company’s financial statements in accordance with IFRS-IASB, the Company currently expects that it will cease reconciling its financial statements to U.S. GAAP.

The principles currently adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

notes to interim consolidated financial statements	(unaudited)

	Three months		Nine months
Periods ended September 30 (millions except per share amounts)	2008	2007	2008	2007
Net income in accordance with Canadian GAAP	$285.1	$409.9	$843.1	$857.8
Adjustments:
Operating expenses
Operations (b)	(15.0)	(1.3)	(39.7)	17.0
Amortization of intangible assets (c)	(12.5)	(12.5)	(37.6)	(37.6)
Taxes on the above adjustments and tax rate changes (e)	8.3	4.1	28.4	22.5
Net income in accordance with U.S. GAAP	265.9	400.2	794.2	859.7
Other comprehensive income, net of taxes (f)
In accordance with Canadian GAAP	1.3	7.2	(9.4)	59.1
Change in pension related other comprehensive income accounts	2.0	6.1	6.0	18.2
In accordance with U.S. GAAP	3.3	13.3	(3.4)	77.3
Comprehensive income in accordance with U.S. GAAP	$269.2	$413.5	$790.8	$937.0
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
- Basic	$0.83	$1.21	$2.47	$2.58
- Diluted	$0.83	$1.20	$2.46	$2.56

The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

Nine-month periods ended September 30 (millions)	2008	2007
Schedule of retained earnings (deficit) under U.S. GAAP
Balance at beginning of period	$(61.0)	$(419.5)
Net income in accordance with U.S. GAAP	794.2	859.7
	733.2	440.2
Common Share and Non-Voting Share dividends paid, or payable, in cash	(433.1)	(374.3)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital	(89.5)	(315.0)
Balance at end of period	$210.6	$(249.1)

The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

As at (millions)	September 30, 2008	December 31, 2007
Current Assets	$1,582.6	$1,340.7
Capital Assets
Property, plant, equipment and other	7,171.2	7,177.3
Intangible assets subject to amortization	2,799.9	2,535.1
Intangible assets with indefinite lives	2,966.5	2,966.5
Other Assets	1,919.3	932.2
Goodwill	3,946.3	3,570.5
	$20,385.8	$18,522.3
Current Liabilities	$3,082.1	$2,686.0
Long-Term Debt	6,063.0	4,613.9
Other Long-Term Liabilities	1,585.9	1,717.6
Deferred Income Taxes	1,406.4	1,349.4
Non-Controlling Interest	21.9	25.9
Shareholders’ Equity	8,226.5	8,129.5
	$20,385.8	$18,522.3

notes to interim consolidated financial statements	(unaudited)

The following is a reconciliation of shareholders’ equity incorporating the differences between Canadian and U.S. GAAP:

	Shareholders’ Equity
As at September 30, 2008 (millions)	Common Shares	Non-Voting Shares	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP	$2,215.8	$3,072.8	$1,726.6	$(112.9)	$164.0	$7,066.3
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,731.8	883.5	(1,418.8)	(159.8)	—	1,036.7
Share-based compensation (b)	10.4	53.4	(93.4)	—	29.6	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131.4	(7.9)	—	—	123.5
Convertible debentures	—	(2.9)	4.1	—	(1.2)	—
Under U.S. GAAP	$3,958.0	$4,138.2	$210.6	$(272.7)	$192.4	$8,226.5

	Shareholders’ Equity
As at December 31, 2007 (millions)	Common Shares	Non-Voting Shares	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP	$2,227.7	$3,192.0	$1,457.5	$(103.5)	$152.5	$6,926.2
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,741.2	922.1	(1,417.7)	(165.8)	—	1,079.8
Share-based compensation (b)	10.5	54.9	(97.0)	—	31.6	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131.4	(7.9)	—	—	123.5
Convertible debentures	—	(2.9)	4.1	—	(1.2)	—
Under U.S. GAAP	$3,979.4	$4,297.5	$(61.0)	$(269.3)	$182.9	$8,129.5

(a)          Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b)          Operating expenses – Operations

Future employee benefits: Under U.S. GAAP, TELUS’ future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Effective as of the end of the first year ending after December 15, 2006, U.S. GAAP requires the full recognition of obligations associated with its employee future benefit plans as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans. Applying this standard, the funded status of the Company’s plans is shown gross on the consolidated balance sheets and the difference between the net funded plan states and the net accrued benefit asset or liability is included as a component of accumulated other comprehensive income.

Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 10.

Effective January 1, 2006, U.S. GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 1994. Prior to the adoption of the fair value method of accounting, the intrinsic value based method was used to account for share option awards granted to employees.

On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based

notes to interim consolidated financial statements	(unaudited)

compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders’ equity accounts arising from these awards will continue.

In 2007, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair value of affected outstanding share option awards granted subsequent to 1994 affect the transitional amount whereas Canadian GAAP only considers grant-date fair values for affected outstanding share option awards granted subsequent to 2001; for the three-month and nine-month periods ended September 30, 2008, this resulted in the U.S. GAAP expense being less than (greater than) the Canadian GAAP expense by $NIL (2007 – $(1.3 million)) and $NIL (2007 – $25.3 million), respectively.

(c)          Operating expenses – Amortization of intangible assets

As TELUS’ intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

			Net book value
		Accumulated	September 30,	December 31,
As at (millions)	Cost	amortization	2008	2007
Intangible assets subject to amortization Subscribers – wireline	$1,950.0	$430.7	$1,519.3	$1,556.9
Intangible assets with indefinite lives Spectrum licences(1)	1,833.3	1,833.3	—	—
	$3,783.3	$2,264.0	$1,519.3	$1,556.9

(1)             Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2008, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2008 (balance of year)	$100.7
2009	362.8
2010	271.7
2011	186.2
2012	130.8

(d)          Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS’ assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

notes to interim consolidated financial statements	(unaudited)

(e)          Income taxes

	Three months		Nine months
Periods ended September 30 (millions)	2008	2007	2008	2007
Current	$11.6	$(144.1)	$57.6	$(141.8)
Deferred	107.8	218.6	264.6	370.9
	119.4	74.5	322.2	229.1
Investment Tax Credits	(1.8)	—	(2.6)	(10.6)
	$117.6	$74.5	$319.6	$218.5

The Company’s income tax expense, for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended September 30 ($ in millions)	2008		2007
Basic blended federal and provincial tax at statutory income tax rates	$120.0	31.2%	$160.0	33.6%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(3.7)		(8.6)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(0.3)		(76.3)
Share option award compensation	1.3		1.5
Investment Tax Credits, net of tax	(1.2)		—
Other	1.5		(2.1)
U.S. GAAP income tax expense	$117.6	30.6%	$74.5	15.6%

Nine-month periods ended September 30 ($ in millions)	2008		2007
Basic blended federal and provincial tax at statutory income tax rates	$346.2	31.0%	$363.3	33.6%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(34.5)		(43.6)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(0.8)		(76.3)
Share option award compensation	4.2		(13.9)
Investment Tax Credits, net of tax	(1.8)		(7.0)
Other	6.3		(4.0)
U.S. GAAP income tax expense	$319.6	28.6%	$218.5	20.2%

(f)            Additional disclosures required under U.S. GAAP – Comprehensive income (loss)

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners.

	2008			2007
Three-month periods ended September 30 (millions)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)
Amount arising	$3.3	$2.7	$6.0	$11.1	$8.7	$19.8
Income tax expense (recovery)	2.0	0.7	2.7	3.9	2.6	6.5
Net	1.3	2.0	3.3	7.2	6.1	13.3
Accumulated other comprehensive income (loss), beginning of period	(114.2)	(161.8)	(276.0)	(125.8)	(261.7)	(387.5)
Accumulated other comprehensive income (loss), end of period	$(112.9)	$(159.8)	$(272.7)	$(118.6)	$(255.6)	$(374.2)

notes to interim consolidated financial statements	(unaudited)

	2008			2007
Nine-month periods ended September 30 (millions)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)
Amount arising	$(10.0)	$7.9	$(2.1)	$88.7	$26.1	$114.8
Income tax expense (recovery)	(0.6)	1.9	1.3	29.6	7.9	37.5
Net	(9.4)	6.0	(3.4)	59.1	18.2	77.3
Accumulated other comprehensive income (loss), beginning of period	(103.5)	(165.8)	(269.3)	(177.7)	(273.8)	(451.5)
Accumulated other comprehensive income (loss), end of period	$(112.9)	$(159.8)	$(272.7)	$(118.6)	$(255.6)	$(374.2)

(g)         Recently issued accounting standards not yet implemented

Business combinations and non-controlling interests. Under U.S. GAAP, effective for its 2009 fiscal year, the Company will be required to comply with new standards in respect of business combinations and accounting for non-controlling interests, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 141(R), Business Combinations and Financial Accounting Standards Board Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, respectively. The issuance of these standards is the culmination of the first major collaborative convergence undertaking of the Financial Accounting Standards Board and the International Accounting Standards Board. Whether the Company would be materially affected by the new standards would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2009. Generally, the new standards will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Early adoption of these standards is prohibited.

Derivative instrument disclosure requirements: Under U.S. GAAP, effective for its 2009 fiscal year, the Company will be required to comply with new standards in respect of derivative instrument disclosures, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. The Financial Accounting Standards Board notes that there are a number of similarities between the disclosures required under the new standard and those required under International Financial Reporting Standard, Financial Instruments: Disclosure (“IFRS 7”), but that the new standard was developed under a more limited scope of derivatives and non-derivative hedging instruments than was IFRS 7 (the changes in financial instrument disclosures referred to in Note 2(b) were the result of Canada’s Accounting Standards Board’s converging Canadian GAAP with IFRS 7). The Company is assessing how it will be affected by the provisions of this standard.

Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.